Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

July 12, 2018

Ms. Jaea Hahn
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Touchstone Strategic Trust (“TST”) Registration Statement on Form N-14
Touchstone Funds Group Trust ("TFGT") Registration Statement on Form N-14
(File Nos. 333-225560 & 333-225561, respectively)
Dear Ms. Hahn:
On behalf of TST and TFGT (together, the "Trusts"), this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Western & Southern Financial Group on July 9, 2018 with respect to the Registration Statements on Forms N-14 filed with the Commission on June 11, 2018 in connection with the following proposed reorganizations (the “Reorganizations”) of:
(1) the Touchstone Small Cap Growth Fund into the Touchstone Small Company Fund, each a series of TST (this Registration Statement is referred to herein as the “Small Cap Growth Registration Statement”); and
(2) the Touchstone Small Cap Value Opportunities Fund, a series of TST, into the Touchstone Small Cap Value Fund, a series of TFGT (this Registration Statement is referred to herein as the “Small Cap Value Opportunities Registration Statement”).
Any terms not defined herein have the same meanings as given in the Registration Statements. For your convenience, your comments are set out below in italicized text and each comment is followed by the Trusts' response. As many of the comments apply to both Registration Statements, we have combined the response into a single letter.
General
1.     The series and class identifiers for both Registration Statements did not tag properly as a result of an error in the Commission's internal EDGAR systems. Please contact Shawn Davis at the Commission to correct this issue.

Response: The Trusts are in discussions with Commission staff to correct this issue.

Accounting

2.     In the fee and expense tables in the Registration Statements, please confirm that the amounts shown continue to represent the current fees and expenses for each Fund.

Response: The Trusts confirm that the fees and expenses in the fee and expense tables in each Registration Statement continue to represent the current fee and expense structures and rates in effect for each Fund, as applied to assets as of the specified period.

Questions & Answers

3.     Given the similarities of the Fund names in each Registration Statement, please consider using the defined terms of "Target Fund" and "Acquiring Fund" to avoid investor confusion.

Response: The Trusts have made the requested revisions in the definitive proxy statements/prospectuses that will be filed with the Commission on or about July 13, 2018 pursuant to Rule 497.

4.    In the Small Cap Growth Registration Statement, please summarize the benefits of the Reorganization for shareholders of the Target Fund. Please also explain why the Target Fund isn't the surviving fund (e.g. smaller fund size, performance, etc.).

Response: TST has made the requested revisions with respect to the benefits of the Reorganization. Pursuant to the Plan of Reorganization, the Acquiring Fund is the corporate survivor of the Reorganization. TST believes that the Acquiring Fund should be the accounting survivor of the Reorganization due to the following factors: (i) the larger size of the Acquiring Fund, (ii) to the extent of any differences in fees and expenses the Acquiring Fund’s fee and expense structure will remain in effect following the Reorganization, and (iii) to the extent of any differences in investment policies, strategies and risks, the Acquiring Fund's investment policies and strategies will apply following the Reorganization.

5.     With respect to the Small Cap Value Opportunities Registration Statement, please explain how the advisory fee rate for the Acquiring Fund will be lowered contractually. Will the shareholders be asked to approve a new advisory contract?

Response: At a meeting of the Board of Trustees of TFGT held on May 17, 2018, the Board voted to amend the Small Cap Value Fund's advisory agreement to lower the Fund's advisory fee rate, effective on September 21, 2018. Given that the new advisory fee rate is lower at all asset levels, shareholders of the Acquiring Funds will not be asked to approve the amendment to the advisory agreement in reliance on the following no-action letters, among others: Gartmore Mutual Funds, et. al (pub. avail. March 19, 2004); R.O.C. Taiwan Fund (pub. avail. Feb. 11, 2000); Washington Mutual Investors Fund, Inc. (pub. avail. May 14, 1993); and Limited Term Municipal Fund, Inc. (pub. avail. Nov. 17, 1992).

6.     In each Registration Statement, please explain whether Touchstone Advisors is entitled to recoup amounts waived or reimbursed by a Fund under each Fund's expense limitation agreement. Please also confirm whether Touchstone Advisors can recoup fees and expenses of each Target Fund from the corresponding Acquiring Fund after each Reorganization.

Response: The Trusts have added language to confirm that that Touchstone Advisors is entitled to recoup amounts waived or reimbursed by a Fund under each Fund's expense limitation agreement. The Trusts confirm that Touchstone Advisors is not permitted to recoup fees and expenses of a Target Fund following the Reorganization of each Target Fund into the Acquiring Fund.

7.     Under the question in each Registration Statement regarding who will manage the Acquiring Funds after the Reorganizations, please clarify whether the sub-advisors to the Target Funds will continue to manage any portion of the Acquiring Funds after each Reorganization. In the Small Cap Growth Registration Statement, please include the date on which the sub-advisor change will occur.

Response: The Trusts have added the requested clarifications.

8.     Please explain why each Target Fund is replacing its sub-advisor prior to the Reorganizations.

Response: For the information of the staff, the Advisor regularly evaluates the sub-advisors to the Funds pursuant to a manager-of-managers structure. The Advisor recommended a change to the sub-advisor to each Target Fund based on its regular evaluation of the nature and quality of services including performance, consistency of investment style, organizational structure, compliance and other factors. The Advisor also considered the availability of other sub-advisors within the Touchstone family of funds with stronger performance records in a similar strategy. The Advisor believes it is in the best interest of the Target Funds to effect these changes as soon as practicable following the requisite notice in the sub-advisory agreements.

9.     With respect to the question "What are the primary federal income tax consequences of the Reorganization?" in each Registration Statement, please explain supplementally why the portfolio repositioning of each Target Fund would occur whether or not the Reorganizations are consummated. For each Reorganization, please explain supplementally why the Board of Trustees for each Trust found the Reorganizations to be in the best interests of the shareholders of each Target Fund when so much of the Target Fund portfolios are being repositioned.

Response: As discussed above, the sub-advisor changes for each Target Fund will take effect following the provision of notice under the current sub-advisory agreements and are not contingent on the closing of the applicable Reorganization. Therefore, each Target Fund portfolio will be repositioned by the new sub-advisor following its assumption of portfolio management responsibilities. The Board of Trustees considered several factors in evaluating each Reorganization proposal and ultimately determined that each Reorganization proposal was in the best interests of both the applicable Target Fund and the applicable Acquiring Fund. Such factors included, but were not limited to, the relatively smaller asset sizes of the Target Funds and limited distribution opportunities, the relative investment performance of the Target Funds and the Acquiring Funds, and comparative fee and expense information. In determining that the proposed Reorganizations would be in the best interests of the shareholders of each Target Fund, the Board of Trustees considered similarities in the merging funds’ investment goals and investment strategies, the lower expense structure and lower or equal advisory and sub-advisory fees of each Acquiring Fund and the operational efficiencies and potential for economies of scale in merging similar funds rather than having them operate as stand-alone funds.

10.     With respect to the question "What are the primary federal income tax consequences of the Reorganization?" in the Small Cap Growth Registration Statement, please explain why you are using March 31, 2018 numbers in discussing the portfolio repositionings.

Response: In order to provide estimated costs of repositioning, including capital gains, it is necessary to assume a date that the repositioning occurred. March 31, 2018 was selected as the last quarter end preceding the filing date.

11.     With respect to the question "Who will pay the costs of the Reorganization?" in each Registration Statement, will Target Fund shareholders pay repositioning costs? If so, please disclose these costs if they are material.

Response: The Target Funds will bear repositioning prior to the Reorganizations. The Trusts note that the repositioning costs are discussed in detail in the "Summary of the Information Regarding the Reorganization" section of each Registration Statement. The Trusts have revised the "Question & Answer" sections to include a cross-reference to the discussion of repositioning costs.

Proxy Statement/Prospectus
12.     In the section captioned "Background" of the Small Cap Growth Registration Statement, please explain whether Russell will manage the Target Fund as an index fund. Please explain the last sentence in that section. In addition, please disclose whether Russell will continue to serve as sub-advisor to the Target Fund if the Reorganization is not consummated.
Response: TST has revised the "Background" section to include the requested information.
13.    In the "Background" section of each Registration Statement, please add information on the relative size and inception date of each Fund.
Response: The Trusts have revised the Registration Statements to include this information.

14.     In the "Background" section of each Registration Statement, please discuss why the sub-advisory agreement with the current sub-advisor for each Target Fund is being terminated.
Response: The Trusts have revised the Registration Statements to include this information.
15.     In the section captioned "Reorganization - What are the reasons for the Reorganization?" in each Registration Statement, please add language to discuss why the Board of Trustees of each Trust determined that the Reorganization was in the best interest of the Fund shareholders.
Response: The Trust has revised the Registration Statements to include this information.
16.     In the section captioned "Reorganization - How do the Funds' investment goals and principal investment strategies compare?" in each Registration Statement, please summarize any material differences in the Funds' fundamental investment limitations (if any). Please also revise the discussion in each Registration to better highlight any differences in the principal investment strategies.
Response: The Trusts have clarified certain of the differences in the principal investment strategies. Each Target Fund and the corresponding Acquiring Fund have substantially similar fundamental investment policies. The Trusts have added a statement to this effect in each summary.
17.     In the Small Cap Value Registration Statement, in the third paragraph on page 13, please explain the material differences between TS&W's and LMCG's stock screening process. Please add any other information to explain why the investment process between the sub-advisors is seemingly different, thus resulting in the sale of approximately 90% of the Small Cap Value Opportunities Fund's portfolio.
Response: The Trusts respectfully note that the investable universe for the each Fund contains approximately 1,300 stocks. Each Fund typically holds fewer than 100 stocks, and TS&W and LMCG are both active managers who inevitably have different opinions with respect to the prospects of any particular holding.
18.     In the section captioned "Reorganization - Will there be any repositioning costs?" of the Small Cap Value Registration Statement, please highlight the gains realized by the Small Cap Value Opportunities Fund as a result of the repositioning or add a cross reference to where realized gains are discussed.
Response: The Trusts note that estimated realized gains that may result from the portfolio repositioning are discussed in detail in the second paragraph of that section. The Trusts have added a cross-reference in the first paragraph of that section to the second paragraph.
19.     For each Reorganization, please estimate supplementally how long it will take Target Fund shareholders to recoup the costs of the repositionings.
Response: As reflected in the fee and expense tables, shareholders of the Target Funds are expected to realize costs savings immediately following the applicable Reorganization after becoming shareholders of the respective Acquiring Fund as a result of lower projected operating expenses. Because the Funds are not bearing the costs of the Reorganizations, the Boards did not receive information regarding the period necessary to recoup costs of the Reorganizations.  The Boards, however, did receive and consider information regarding anticipated brokerage costs, which are not part of the annual operating expense ratio, separately from operating expense savings. The Trusts also note that the estimated repositioning costs are largely attributable to the sub-advisor changes, which will take effect whether or not the Reorganizations are consummated. Accordingly, the Board did not consider the period necessary to recoup costs of the Reorganizations to be a material factor in its evaluation of each Reorganization proposal.
20.     In the section captioned "Comparison of Investment Goals, Principal Investment Strategies and Risks" in each Registration Statement, please highlight any material differences in investment goals, principal investment strategies and risks in narrative format in the respective introduction paragraphs for the sections.

Response: The Trusts have revised the disclosures as requested to highlight material differences.
21.     In both Registration Statements, please confirm that the disclosure takes into account Board considerations that were not in favor of the Reorganizations.
Response: The Target Funds have advised the Trusts that the sections captioned “Reasons for the Reorganization” include a discussion of the material factors considered by the Board of the Target Funds’ Trusts in approving the Reorganizations. Please also see the response to Question 19 above. Disclosure in both Registration Statements notes that the Boards recognized that there can be no assurance that any potential operating efficiencies or other benefits will in fact be realized as a consequence of the Reorganizations.
22.     In the first sentence under the section captioned "Agreement and Plan of Reorganization" in each Registration Statement, please remove reference to the summary being "qualified" since the disclosure in the section should contain a full and accurate summary.
Response: The Trusts have made the requested revisions.
23.     In the section captioned "Information on Shareholders' Rights" in the Small Cap Value Registration Statement, please highlight any material differences in narrative form in the introduction paragraph (e.g. votes required for liquidation).
Response: The Trusts have made the requested revisions.
24.     In the section captioned "Description of the Sub-Advisory Agreement" in each Registration Statement, please remove reference to the summary being "qualified" since the disclosure in the section should contain a full and accurate summary.
Response: The Trusts have made the requested revisions.
25.     In Exhibit B: Fundamental Investment Limitations, please summarize any material differences in narrative format in the introduction paragraph.
Response: Please see the response to Question 16.
* * *

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz

Meredyth A. Whitford-Schultz

cc:	Renee Hardt, Esq.
Deborah B. Eades, Esq.
John Chilton, Esq.
David Leahy, Esq.